Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Dual Directional Buffer Securities Based on the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index Due August-----, 2023

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying indices:	The S&P 500® Index and the EURO STOXX 50® Index
Pricing date:	August , 2018
Valuation date:	August , 2023
Maturity date:	August , 2023
Upside return amount:	$1,000 × the index return of the worst performing index × the upside participation rate
Upside participation rate:	At least 155%*
Absolute index return:	For each underlying index, the absolute value of its index return
Buffer amount:	30%
Payment at Maturity:

For each $1,000 stated principal amount security you hold at maturity:

•     If the final index level of the worst performing index is greater than its initial index level:
$1,000 + the upside return amount

•    If the final index level of the worst performing index is equal to its initial index level or less than its initial index level by an amount less than or equal to the buffer amount:
$1,000 + ($1,000 × the absolute index return of the worst performing index)

•    If the final index level of the worst performing index is less than its initial index level by an amount greater than the buffer amount:
$1,000 + ($1,000 × the index return of the worst performing index) + $300

If the worst performing index decreases from its initial index level to its final index level by more than the buffer amount, your payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CYW0 / US17324CYW09

* The actual upside participation rate will be determined on the pricing date

Initial index level:	For each underlying index, its closing level on the pricing date
Final index level:	For each underlying index, its closing level on the valuation date
Index return:	For each underlying index, (i) its final index level minus its initial index level, divided by (ii) its initial index level
Worst performing index:	The underlying index with the lowest index return

Hypothetical Return of the Worst Performing Index(1)	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(2)
100.00%	$2,550.00	155.00%
75.00%	$2,162.50	116.25%
50.00%	$1,775.00	77.50%
40.00%	$1,620.00	62.00%
30.00%	$1,465.00	46.50%
20.00%	$1,310.00	31.00%
10.00%	$1,155.00	15.50%
0.00%	$1,000.00	0.00%
-10.00%	$1,100.00	10.00%
-20.00%	$1,200.00	20.00%
-30.00%	$1,300.00	30.00%
-30.01%	$999.90	-0.01%
-40.00%	$900.00	-10.00%
-50.00%	$800.00	-20.00%
-100.00%	$300.00	-70.00%

(1) Hypothetical return of the worst performing index = hypothetical percentage change of the worst performing index from its initial index level to its final index level

(2) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated July 31, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Worst Performing Index

* Assumes that the upside participation rate is equal to the lowest value indicated under Preliminary Terms.

Selected Risk Considerations

•    You may lose up to 70% of your investment. If the worst performing index depreciates by more than the buffer amount, the absolute return feature will no longer be available and you will lose 1% of the stated principal amount of the securities for every 1% by which that depreciation exceeds the buffer amount.

•    The securities do not pay interest.

•    Your potential for positive return from depreciation of the worst performing index is limited. The return potential of the securities in the event that the final index level of the worst performing index is less than its initial index level is limited to 30%. Any decline in the final index level of the worst performing index from its initial index level by more than 30% will result in a loss, rather than a positive return, on the securities.

•    The securities are subject to the risks of both underlying indices and will be negatively affected if either of the underlying indices performs poorly, even if the other underlying index performs well.

•    You will not benefit in any way from the performance of the better performing index.

•    You will be subject to risks relating to the relationship between the underlying indices.

•    Your payment at maturity depends on the closing level of the worst performing index on a single day.

•    Investing in the securities is not equivalent to investing in either of the underlying indices.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The EURO STOXX 50® Index is subject to risks associated with non-U.S. markets.

•    The performance of the EURO STOXX 50® Index will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com